UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Ralph S. Janvey

Krage & Janvey, L.L.P.

2100 Ross Avenue, Suite 2600

Dallas, TX 75201

(214) 397-1912

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation (“Parent”), to purchase the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following the following disclosure to the end of Item 8:

Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight (New York City time) at the end of the day on August 16, 2013. Eagle Rock Proxy Advisors, LLC, the Information Agent for the Offer, has indicated to Parent that, as of the Expiration Time, approximately 15,384,000 Shares were validly tendered pursuant to the Offer and not properly withdrawn. An additional 131 Shares were tendered subject to guaranteed delivery procedures. In accordance with the terms of the Offer, Parent accepted for payment all Shares validly tendered pursuant to the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer. Immediately after consummation of the Offer, the Parent held approximately 90.4% of the Company’s outstanding Shares.

As a result of the purchase of Shares pursuant to the Offer and the subsequent transfer to Merger Sub, Merger Sub had sufficient voting power to approve the Merger pursuant to Section 10.006 of the TBOC without the affirmative vote of any other shareholders of the Company.

Pursuant to a certificate of merger filed with the Secretary of State of the State of Texas on August 19, 2013, Merger Sub was merged with and into the Company in accordance with the “short-form” merger procedures available under Section 10.006 of the TBOC, with the Company surviving as a wholly-owned subsidiary of the Parent. At the effective time of the Merger, each remaining issued and outstanding Share not tendered in the Offer (other than such shares held by the Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries and shares for which appraisal rights are properly demanded and perfected in accordance with the TBOC) was, by virtue of the Merger and without any action on the part of the holders thereof, canceled and converted into the right to receive cash equal to the $2.10 offer price per share, net in cash, without interest, less any applicable withholding taxes, subject to any appraisal rights available with respect to such Shares under the TBOC.

On August 19, 2013, Parent and the Company issued a press release announcing the expiration and results of the Offer and intention to consummate the short form merger. The full text of the press release is attached hereto as Exhibit (e)(9) and is incorporated by reference herein.

ITEM 9.	MATERIALS TO BE FILED AS EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after Exhibit (e)(8):

(e)(9)	Joint Press Release by the Company and Parent, dated August 19, 2013 (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Duff Brothers Capital Corporation with the SEC on August 19, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: August 20, 2013

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